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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number: 000-13345

                          CALEDONIA MINING CORPORATION
                 (Translation of registrant's name into English)
                           UNIT #9, 2145 DUNWIN DRIVE
                                   MISSISSAUGA
                                 ONTARIO L5L 4L9
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CALEDONIA MINING CORPORATION
                                       (Registrant)

                                       By: /s/ James Johnstone
                                       Name: James Johnstone
                                       Title: Chief Operating Officer

Dated: April 5, 2004

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                                  EXHIBIT INDEX

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
Exhibit                                     Description
-------                                     -----------
 9.1                           Press Release dated February 5, 2002
 9.2                           Press Release dated March 26, 2002
 9.3                           Press Release dated April 2, 2002
 9.4                           Press Release dated May 21, 2002
 9.5                           Press Release dated June 12, 2002
 9.6                           Press Release dated July 9, 2002
 9.7                           Press Release dated July 17, 2002
 9.8                           Press Release dated September 4, 2002
 9.9                           Press Release dated September 16, 2002
 9.10                          Press Release dated November 8, 2002
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